Exhibit 99.1

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		June 30,	December 31,
	Note	2024	2023
ASSETS
Current
Cash		$6,013,262	$82,816
Cash held in trust		18,720	11,059
Trade and other receivables	6	311,721	284,513
Prepayments		1,270,515	140,583
Inventory	7	–	1,286,894
Total Current Assets		7,614,218	1,805,865

Non-Current
Property, plant and equipment	9	1,728,525	2,519,232
Intangible assets	11	15,965	3,799,682
Loans receivable	12	589,866	593,232
Right-of-use assets	10	16,887	121,982
Total Non-Current Assets		2,351,243	7,034,128

Total Assets		$9,965,461	$8,839,993

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current
Trade and other payables		$3,760,979	$6,014,572
Lease liability	13	19,831	135,337
Loans and borrowings	14	354,586	1,366,299
Holdback payable	4	–	400,000
Due to related parties	16	1,259,928	2,255,522
Total Current Liabilities		5,395,324	10,171,730

Non-Current
Loans and borrowings	14	–	2,497,155
Total Non-Current Liabilities		–	2,497,155

Total Liabilities		5,395,324	12,668,885

Shareholders’ Equity (Deficit)
Share capital	15	61,962,540	51,020,121
Other reserves		24,423	21,053
Accumulated deficit		(56,045,922)	(53,363,032)
Accumulated other comprehensive loss		(1,370,904)	(1,507,034)
Total Shareholders’ Equity (Deficit)		4,570,137	(3,828,892)
Total Liabilities and Shareholders’ Equity (Deficit)		$9,965,461	$8,839,993

Subsequent Events (Note 23)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Six months ended
		June 30,
	Note	2024	2023

Sales		$477,006	$128,741
Cost of sales		303,148	102,990
Gross Profit		173,858	25,751

Operating expenses
Depreciation and amortization	9,10	104,000	104,738
Consulting and professional fees		1,716,863	2,027,031
Personnel expenses	16	209,106	326,072
General and administrative expenses		496,714	236,111
Total operating expenses		2,526,683	2,693,952

Operating loss		(2,352,825)	(2,668,201)

Other income (expenses):
Finance income		25	20
Finance expense		(81,021)	(48,842)
Foreign exchange gain (loss), net		(132,703)	45,667
Gain (loss) on debt settlement	15,16	(60,449)	10,422
Other income		171,113	4,082
Change in fair value of financial assets measured at FVTPL		–	464
Loss on sale of subsidiary	5	(165,625)	–
Write-off of holdback payable	4	400,000	–
		131,340	11,813

Net loss from continuing operations		(2,221,485)	(2,656,388)

Loss from discontinued operations	5	(461,405)	(3,221,494)

Net loss		$(2,682,890)	$(5,877,882)
Translation adjustment		136,130	(126,995)
Comprehensive loss		$(2,546,760)	$(6,004,877)

Loss per share from continuing operations – basic and diluted	15	$(2.35)	$(26.37)
Loss per share – basic and diluted	15	$(2.84)	$(58.35)
Weighted average common shares outstanding	15	944,167	100,732

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars)

	Note	Share capital	Other reserves	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2022		$49,434,692	$21,053	$(21,087,962)	$(1,467,622)	$26,900,161

Fair value of RSUs issued at $73.60 per share	15	774,736	–	–	–	774,736
Fair value of RSUs issued at $44.40 per share	15	179,037	–	–	–	179,037
Cancelled shares	15	(200,014)	–	–	–	(200,014)
Net loss		–	–	(5,877,882)	–	(5,877,882)
Translation adjustment		–	–	–	(126,995)	(126,995)
Balance, June 30, 2023		$50,188,451	$21,053	$(26,965,844)	$(1,594,617)	$21,649,043

Balance, December 31, 2023		$51,020,121	$21,053	$(53,363,032)	$(1,507,034)	$(3,828,892)

Issuance of shares from private placement	15	1,137,762	10,290,426	–	–	11,428,188
Issuance of shares upon exercise of prefunded warrants	15	10,287,056	(10,287,056)	–	–	–
Cancelled shares	15	(1,445,188)	–	–	–	(1,445,188)
Share issuance costs		(584,914)	–	–	–	(584,914)
Fair value of RSUs redeemed at $4.11 per share	15	1,547,703	–	–	–	1,547,703
Net loss		–	–	(2,682,890)	–	(2,682,890)
Translation adjustment		–	–	–	136,130	136,130
Balance, June 30, 2024		$61,962,540	$24,423	$(56,045,922)	$(1,370,904)	$4,570,137

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Six months ended June 30,
	Note	2024	2023
Cash flows from operating activities:
Net loss from continuing operations		$(2,221,485)	$(2,656,388)
Net loss from discontinued operations		(461,405)	(3,221,494)
Net loss for the period		(2,682,890)	(5,877,882)
Adjustments for non-cash items:
Depreciation and amortization	9,10	104,000	2,150,045
Depreciation and amortization from discontinued operations	9	261,501	–
Change in fair value of biological assets		–	(108,239)
Change in fair value of financial asset at fair value through profit or loss		–	(464)
Interest expenses	14	81,021	219,936
Interest expenses from discontinued operations	14	124,205	–
Fair value of RSUs granted and exercised	15	1,547,703	753,759
Loss (gain) on settlement on debt		60,449	(10,422)
Loss on sale of subsidiary	5	165,625	–
Write-off of holdback payable	4	(400,000)	–
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		(189,536)	599,081
Prepayments		(1,174,292)	(129,786)
Inventory		–	467,285
Trade and other payables		(31,118)	1,025,203
Due to related parties		(458,648)	–
Cash flows used in operating activities		(2,591,980)	(911,484)

Cash flows from investing activities:
Additions to property, plant and equipment	9	(1,343,893)	(1,935)
Cash surrendered on sale of RPK	5	(105,175)	–
Cash proceeds from sale of subsidiary	5	1,553,750	–
Loan receivable	12	(632)	–
Cash flows provided by (used in) investing activities		104,050	(1,935)

Cash flows from financing activities:
Proceeds from private placement, net of costs	15	9,398,086	–
Advances from related parties		44,975	–
Repayment of advances from related parties		(465,297)	–
Loans received		65,282	1,495,597
Loans repaid		(104,920)	(221,063)
Lease payments	13	(300,000)	(60,000)
Cash flows provided by financing activities		8,638,126	1,214,534

Net increase in cash and cash equivalents		6,150,196	301,115
Effects of exchange rate changes on cash and cash equivalents		(212,089)	(113,580)
Cash and cash equivalents at the beginning of the period		93,875	255,803
Cash and cash equivalents at the end of the period		$6,031,982	$443,338

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1.

Prior to the liquidation event on July 15, 2022 described below, the Company, through its indirectly held subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho (specifically near Ts’akholo, in the Mafeteng district of the Kingdom of Lesotho, Southern Africa), for export to international markets. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 21). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the years ended December 31, 2022 and 2021. At the date of these consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd. (“Canmart”) which is based in the UK.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation (note 4).

On February 28, 2024, the Company incorporated a new subsidiary – 1468243 B.C. Ltd.

On March 24, 2024, the Company completed the transaction with Somai Pharmaceuticals Ltd. (“Somai”) for the sale of its RPK (note 5). The Company accounted for the operating results of RPK which was a net loss of $461,405 as a discontinued operations during the six months ended June 30, 2024 and has reclassified the operating results of RPK as a discontinued operation for the six months ended June 30, 2023.

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $2,591,980 from operating activities for the six months ended June 30, 2024. As of June 30, 2024, the Company had working capital of $2,218,894 and has accumulated losses of $56,045,922. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in Canmart and Holigen Ltd. in the near future.

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

2.	Basis of Preparation

(a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

(b)	Basis of preparation

These condensed interim consolidated financial statements have been prepared on an accrual basis, except for cash flow information, and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

(c)	Functional and presentation currency

The Company and its subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates - the functional currency. The Euro is the functional currency of RPK, Holigen and Cannahealth, Great British Pounds is the functional currency of Canmart and Canadian Dollars is the functional currency of 1371011 and Akanda while the United States Dollars is its reporting currency.

These condensed interim consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year is presented in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies

These condensed interim consolidated financial statements do not include all the information required of the audited annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company’s most recent audited annual financial statements for the year ended December 31, 2023. Therefore, it is recommended that this financial report be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2023.

Accounting standards issued, not yet adopted

In January 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

1.	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

2.	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

In October 2022, the IASB issued amendments to IAS 1 that specified how an entity assesses whether it has the right to defer settlement of a liability when that right is subject to compliance with covenants within twelve months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2024 and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.	Business Combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen and its wholly-owned operating subsidiary, RPK from the Flowr Corporation (“Flowr”). Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 4,750 common shares of the Company’s share capital. Of the total cash purchase price, $2,600,000 has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months.

The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 - Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration to the sellers of the Holigen, namely Flowr.

On February 28, 2024, the Company signed a definitive Share Purchase Agreement and Escrow Agreement with Somai Pharmaceuticals Ltd. (“Somai”), pursuant to which Somai will acquire RPK for a total consideration of $2,000,000. The transaction was completed during the six months ended June 30, 2024 (note 5).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

Status of Holigen’s seller

In October 2022, Flowr commenced Court-supervised restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) in order to receive a stay of proceedings that will allow Flowr to conduct a Sale and Investment Solicitation Process (“SISP”). The Court granted an Initial Order in these CCAA proceedings and appointed Ernst & Young Inc. as ‘the Monitor’.

During the year ended December 31, 2023, Flowr completed the sale of all of the shares of its subsidiaries, The Flowr Group (Okanagan) Inc. and certain other assets, comprising substantially all of the assets of Flowr. As a result, and pursuant to an Order dated July 21, 2023, the Monitor completed cash and share distributions to Flowr’s debenture holders. There is no recovery available for Flowr’s unsecured creditors and shareholders. For this reason, the Company recognized a write-off of holdback payable of $400,000 during the six months ended June 30, 2024.

5.	Sale of RPK

During the six months ended June 30, 2024, the Company commenced plans to sell its subsidiary - RPK, and on March 24, 2024, pursuant to the signed definitive Share Purchase Agreement and Escrow Agreement with Somai in February 2024, the Company completed the transaction with Somai for the sale of its RPK.

Under the terms of the Share Purchase Agreement, Somai acquired RPK for a total cash consideration of Two Million United States Dollars ($2,000,000). In addition, Somai assumed up to One Million Euros of current liabilities and RPK’s debt with the senior secured lender Bank, Caixa Agricola. In total, Somai assumed approximately 4,000,000 Euros of debt. In accordance with the agreement, a deposit of Five Hundred Thousand United States Dollars ($500,000) was released from a joint escrow account and the remainder of the purchase price was paid directly to the Company.

In connection with the closing, the Company paid a cash finder’s fee for an aggregate of $446,250.

The Company recognized a loss on sale of subsidiary of $165,625 in the consolidated statements of loss and comprehensive loss. The loss on sale was computed as follows:

Cash received	$2,000,000
Finder’s fee – transaction cost	(446,250)
Consideration received, net	$1,553,750

Cash	$105,175
Accounts receivable (note 6)	158,812
Inventory (note 7)	1,260,120
Prepayments	33,762
Property, plant and equipment, net (note 9)	1,769,221
Intangible licenses (note 11)	3,783,117
Accounts payable	(2,016,744)
Bank loans (note 14)	(3,374,088)
Net assets sold	$1,719,375

Loss on sale of subsidiary	$(165,625)

The Company accounted for the operating results of RPK which was a net loss of $461,405 as a discontinued operation during the six months ended June 30, 2024 and has reclassified the operating results of RPK as a discontinued operation for the six months ended June 30, 2023.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Trade and Other Receivables

	June 30,	December 31,
	2024	2023
Trade accounts receivable	$289,446	$155,785
Sales taxes receivable	22,275	39,111
Other receivables	–	89,617
	$311,721	$284,513

As at June 30, 2024, there were five customers (December 31, 2023 – four customers) with an amount greater than 10% of the Company’s trade accounts receivable which represented 91% of the balance (December 31, 2023 – 81%). The Company did not recognize any bad debt expense during the six months ended June 30, 2024 and 2023.

During the six months ended June 30, 2024, the Company derecognized accounts receivable with a net book value of $158,812 in connection with the sale of RPK (note 5).

7.	Inventory

The Company’s inventory as of December 31, 2023 included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal with a total carrying amount of $1,286,894. During the year ended December 31, 2023, inventories with a cost of $1,544,169 were recorded as cost of sales.

During the six months ended June 30, 2024, concurrent to the sale of RPK (note 5), the Company derecognized inventory with a net book value of $1,260,120.

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at June 30, 2024 and December 31, 2023:

As at,	June 30, 2024	December 31, 2023
Balance, beginning of the period	$–	$809,180
Loss on change in fair value of biological assets	–	(822,942)
Movement in exchange rate	–	13,762
Balance, end of the period	$–	$–

At December 31, 2023, there are no cannabis plants in the ground and only the mother plants remained. Hence, there were no biological assets recognized during the year ended December 31, 2023.

As at June 30, 2024, in connection with the sale of RPK, the Company no longer owns any cannabis plants.

8.	Marketable Securities

During the year ended December 31, 2022, concurrent to the acquisition of Holigen (note 4), the Company subscribed for, and purchased 14,285,714 ordinary shares of The Flowr Corporation (“Flowr”) by way of a private placement for a consideration of approximately $801,160 (CDN$ 1,000,000). The subscription for the 14,285,714 ordinary shares of Flowr was a closing deliverable requirement in terms of the sale and purchase agreement between the Company and Flowr with respect to the acquisition of Holigen.

Given the status of Flowr (note 4), the Company disposed of all the 14,285,714 ordinary shares of Flowr held by the Company. As the shares held no value during the year ended December 31, 2023, no gain or loss was recognized on the disposal of the shares.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Marketable Securities (continued)

Set out below is a reconciliation of the movement of the Company’s investment during the year ended December 31, 2023:

Balance, December 31, 2022	$263,691
Change in fair value	(264,655)
Movement in exchange rate	964
Balance, December 31, 2023 (*)	$–

(*)	Reflects closing price of CDN$0.000 on December 31, 2023.

9.	Property, Plant and Equipment

Cost	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2022	$885,237	$12,135,221	$–	$92,255	$42,439	$129,235	$13,284,387
Additions	434,344	–	1,502	–	412	37	436,295
Disposal	–	(93,002)	–	(57,668)	–	–	(150,670)
Foreign exchange movements	35,756	459,804	36	(1,871)	6,011	5,684	505,420
Balance, December 31, 2023	1,355,337	12,502,023	1,538	32,716	48,862	134,956	14,075,432
Additions	1,200,000	–	143,020	–	–	873	1,343,893
Impact of sale of RPK	(909,551)	(12,148,749)	–	(28,983)	(25,610)	(126,346)	(13,239,239)
Foreign exchange movements	(63,184)	(353,274)	(1,034)	(3,733)	(15,364)	(6,156)	(442,745)
Balance, June 30, 2024	$1,582,602	$–	$143,524	$–	$7,888	$3,327	$1,737,341

Accumulated depreciation	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2022	$–	$1,053,249	$–	$30,519	$26,344	$14,771	$1,124,883
Depreciation	–	1,541,644	300	29,928	12,757	21,330	1,605,959
Disposal	–	(14,771)	–	(36,316)	–	–	(51,087)
Foreign exchange movements	–	143,044	8	(2,767)	5,660	2,469	148,414
Balance, December 31, 2023	–	2,723,166	308	21,364	44,761	38,570	2,828,169
Depreciation	–	–	152	–	1,315	482	1,949
Depreciation - RPK	–	255,023	–	2,202	1,040	3,236	261,501
Impact of sale of RPK	–	(2,662,688)	–	(19,866)	(24,764)	(34,669)	(2,741,987)
Foreign exchange movements	–	(315,501)	(1)	(3,700)	(15,830)	(5,784)	(340,816)
Balance, June 30, 2024	$–	$–	$459	$–	$6,522	$1,835	$8,816

Impairment	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2022	$–	$–	$–	$–	$–	$–	$–
Impairment	737,994	7,902,730	–	9,174	1,135	76,998	8,728,031
Balance, December 31, 2023	737,994	7,902,730	–	9,174	1,135	76,998	8,728,031
Impact of sale of RPK	(737,994)	(7,902,730)	–	(9,174)	(1,135)	(76,998)	(8,728,031)
Balance, June 30, 2024	$–	$–	$–	$–	$–	$–	$–

Net book value	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2023	$617,343	$1,876,127	$1,230	$2,178	$2,966	$19,388	$2,519,232
Balance, June 30, 2024	$1,582,602	$–	$143,065	$–	$1,366	$1,492	$1,728,525

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment (continued)

During the year ended December 31, 2023, the Company sold some of its equipment held in Portugal and recognized a loss on disposal of $4,495 in the consolidated statements of loss and comprehensive loss. Pursuant to the sale of RPK, its Portuguese subsidiary, the Company impaired a portion of its property, plant and equipment and recognized an impairment loss of $8,728,031 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

As at June 30, 2024, the Company derecognized property, plant and equipment with a net book value of $1,769,221 in connection with the sale of RPK (note 5).

During the six months ended June 30, 2024, the Company recognized depreciation of its property, plant and equipment of $263,450 (2023 – $810,260) of which $261,501 (2023 – $nil) was related to the operations of RPK and was recorded within discontinued operations.

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, and as amended on September 22, 2023, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. To acquire the property, the Company must pay the following:

A.	The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into following:

●	the First Option Payment, upon signing (issued 21,997 with a fair value of $431,149) (note 15)

●	the Second Option Payment, 15 days after signing (paid $600,000)

●	the Third Option Payment, 30 days after signing (paid $600,000)

This buys the Company the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site.

B.	Additional payments will be made based upon milestones achieved from the development. Further payment milestones include:

●	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.

●	Upon sale of THC product cultivated from the property, $500,000 will be paid

●	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid

●	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

During the six months ended June 30, 2024, the Company completed the initial payment and acquired the right to develop the farming property.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Right-of-use Assets

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 13).

The details of the right-of-use assets recognized as at June 30, 2024 are as follows:

Office lease
Balance, December 31, 2022	$324,070
Amortization	(205,424)
Movement in exchange rates	3,336
Balance, December 31, 2023	121,982
Amortization	(102,051)
Movement in exchange rates	(3,044)
Balance, June 30, 2024	$16,887

During the six months ended June 30, 2024, the Company recorded amortization on its right-of-use assets of $102,051 (2023 – $102,840).

11.	Intangible Assets

Cost:	Software	Licences	Total
Balance, December 31, 2022	$18,181	$24,663,489	$24,681,670
Movement in exchange rates	1,373	809	2,182
Balance, December 31, 2023	19,554	24,664,298	24,683,852
Impact of sale of RPK	(18,663)	(24,648,225)	(24,666,888)
Movement in exchange rates	(891)	(108)	(999)
Balance, June 30, 2024	$–	$15,965	$15,965

Accumulated amortization:	Software	Licences	Total
Balance, December 31, 2022	$8,254	$2,464,822	$2,473,076
Amortization	7,525	2,464,823	2,472,348
Movement in exchange rates	1,213	–	1,213
Balance, December 31, 2023	16,992	4,929,645	4,946,637
Amortization	–	–	–
Impact of sale of RPK	(16,593)	(4,929,645)	(4,946,238)
Movement in exchange rates	(399)	–	(399)
Balance, June 30, 2024	$–	$–	$–

Impairment:	Software	Licences	Total
Balance, December 31, 2022	$–	$–	$–
Impairment	2,070	15,935,463	15,937,533
Balance, December 31, 2023	2,070	15,935,463	15,937,533
Impact of sale of RPK	(2,070)	(15,935,463)	(15,937,533)
Balance, June 30, 2024	$–	$–	$–

Net book value	Software	Licences	Total
Balance, December 31, 2023	$492	$3,799,190	$3,799,682
Balance, June 30, 2024	$–	$15,965	$15,965

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Intangible Assets (continued)

During the year ended December 31, 2023, the Company’s intangible assets consists of computer software program with a carrying value of $492, and licenses consisting of a cannabis distribution license with a carrying value of $16,073 at December 31, 2023 and a cannabis API manufacturing and GMP license with a carrying value of $3,783,117.

The Company considered indicators of impairment at December 31, 2023. Pursuant to the sale of RPK, the Company impaired a portion of its intangible assets and recognized an impairment loss of $15,937,533 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

During the six months ended June 30, 2024, concurrent to the sale of RPK, the Company derecognized RPK’s cannabis API manufacturing and GMP license with a net book value of $3,783,117 (note 5). As of June 30, 2024, the Company’s remaining intangible asset consist of cannabis distribution license with a carrying value of $15,965.

At June 30, 2024, Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

12.	Loans Receivable

	June 30,	December 31,
	2024	2023
Loan to Cellen Life Sciences Limited	$505,780	$509,212
Loan to an arm’s length party	84,086	84,020
	$589,866	$593,232

Included in the loan receivable at June 30, 2024 is an amount of $505,780 (£400,000) (December 31, 2023 – $509,212 (£400,000)) owed by Cellen Life Sciences Limited to the Company pursuant to a Bridge Loan Arrangement entered into in December 2021 and $84,086 (£66,500) owed by a non-related party.

On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen.

During the year ended December 31, 2023, the Company loaned an amount of $84,020 (£66,000) to an arm’s length party. This loan is non-interest bearing, unsecured and has no specific terms of repayment. During the six months ended June 30, 2024, the Company loaned out an additional $632 (£500). The additional loan is non-interest bearing, unsecured and has no specific terms of repayment.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Loans Receivable (continued)

The details of the loans receivable recognized as at June 30, 2024 are as follows:

Balance, December 31, 2022	$483,588
Addition	84,020
Movement in exchange rates	25,624
Balance, December 31, 2023	593,232
Addition	632
Movement in exchange rates	(3,998)
Balance, June 30, 2024	$589,866

13.	Lease Liability

	Maturity	Incremental borrowing rate	June 30, 2024	December 31, 2023
Current	2024	10.25%	$19,831	$135,337
Non-current	2025	10.25%	–	–
			$19,831	$135,337

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

The details of the lease liability recognized as at June 30, 2024 are as follows:

Cost:	Office Lease
Balance, December 31, 2022	$330,821
Accrued interest	25,942
Cash payments	(60,000)
Accounts payable	(180,000)
Movement in exchange rates	18,574
Balance, December 31, 2023	135,337
Accrued interest	4,457
Lease payables transferred back from AP for cash settlement	180,000
Cash payments	(300,000)
Movement in exchange rates	37
Balance, June 30, 2024	$19,831

The Company has committed to the following undiscounted minimum lease payments remaining as at June 30, 2024:

Year ended December 31:
2023	$–
2024	40,000
$40,000

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings

(a)	Bank loans:

The loans below have been granted to Holigen Ltd. and its subsidiary in order to fund their capital and operational needs on site.

(i)	Short term loans

As at December 31, 2023, the balance of the loans from Caixa was $875,016 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment. As of June 30, 2024, pursuant to the sale of RPK, the Company derecognized short term loans with a net book value of $918,198 (note 5).

(ii)	Long term loans

As at December 31, 2023, the balance of the loans from Caixa was $2,497,155 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment. As at June 30, 2024, pursuant to the sale of RPK, the Company derecognized long term loans with a net book value of $2,455,890 (note 5).

During the six months ended June 30, 2024, the Company recognized interest expense of $124,205 from these loans which was recorded within discontinued operations.

(b)	Other loans:

(i)	In connection with the acquisition of Holigen, the Company assumed a total loan of €124,890 from an arm’s length parties. The loans are non-interest bearing, unsecured and have no specific terms of repayment. As at June 30, 2024, the loan balance of $133,815 (December 31, 2023 – $137,834) remains outstanding.

(ii)	During the year ended December 31, 2022, the Company received a loan of £25,000 ($30,224) from a former related party (note 16). The loan is unsecured and bears interest of £200 per week. The loan matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late.

On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from the same former related party. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan.

During the six months ended June 30, 2024, the Company recorded interest expense of $9,224 (2023 – $125,013) and paid these loans in full, including late fees amounting to $15,431 (2023 – $nil). As at June 30, 2024, the loans balance including accrued interest was $nil (December 31, 2023 – $96,475).

(iii)	On April 26, 2023, the Company received loan of €500,000 ($551,399) from an arm’s length party. The loan is not interest bearing, provided that if the loan is not repaid within 90 days from the date of the loan agreement (“Maturity Date”), the loan will be subject to an interest rate of 4% per annum, commencing from the Maturity Date. The loan was fully repaid on May 17, 2023.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings (continued)

(b)	Other loans (continued):

(iv)	During the year ended December 31, 2023, the Company received a total loan of CAD$67,000 ($49,192) from a company controlled by a director of the Company. The loans bear interest of 18% per annum, unsecured and payable within 12 months. The Company recorded interest expense of $4,415 (2023 – $nil) from these loans during the six months ended June 30, 2024. As at June 30, 2024, the loans balance including accrued interest of $55,764 (December 31, 2023 – $53,201) remains outstanding and are recorded within due to related parties (note 16).

(v)	During the year ended December 31, 2023, the Company received loans of CAD$105,000 ($77,450) from an arm’s length parties. The loans bear interest of 18% per annum, unsecured and payable within 12 months. The Company recorded interest expense of $6,920 (2023 – $nil) from these loans during the six months ended June 30, 2024. As at June 30, 2024, the loans balance including accrued interest was $87,618 (December 31, 2023 – $83,325).

(vi)	During the year ended December 31, 2023, the Company received loans of CAD$86,880 ($65,507) from an arm’s length parties. The loans bear interest of 7% per annum, unsecured and payable within 12 months.

During the six months ended June 30, 2024, the Company received additional loans of CAD$87,133 ($65,282) from an arm’s length parties. These loans bear the same interest of 7% per annum, unsecured and payable within 12 months.

The Company recorded interest expense of $4,315 (2023 – $nil) from these loans during the six months ended June 30, 2024. As at June 30, 2024, the loans balance including accrued interest was $133,153 (December 31, 2023 – $65,820).

15.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares with no par value.

On May 21, 2024, the Company implemented a 1-for-40 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding

Cost:	Number of shares	Capital
Balance, December 31, 2022	86,591	$49,434,692
Fair value of RSUs issued at $73.60 per share	10,526	774,736
Fair value of RSUs issued at $44.40 per share	4,032	179,037
Fair value of RSUs issued at $24.48 per share	3,518	86,137
Cancelled shares	(515)	(200,014)
Issuance of shares upon conversion of note	14,554	314,384
Issuance of shares pursuant to the first option payment to acquire a certain land property (note 9)	21,997	431,149
Balance, December 31, 2023	140,703	51,020,121
Issuance of shares from private placement	227,171	1,137,762
Issuance of shares upon exercise of prefunded warrants	2,147,117	10,287,056
Cancelled shares	(296,875)	(1,445,188)
Share issuance costs	–	(584,914)
Fair value of RSUs redeemed at $4.11 per share	376,570	1,547,703
Balance, June 30, 2024	2,594,686	$61,962,540

During the six months ended June 30, 2024, the Company had the following share capital transactions:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, the Company announced closing of registered direct offering with the issuance of 7,021 common shares at a purchase price of $16.240 per share and prefunded warrants to purchase 36,575 common shares at a price of $16.236 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. Under the residual method, the Company allotted $3,370 to the prefunded warrants and recorded the value under other reserves in the consolidated statements of financial position. During the six months ended June 30, 2024, the Company issued 36,575 common shares pursuant the exercise of above prefunded warrants.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, the Company announced closing of registered direct offering with the issuance of 9,197 common shares at a purchase price of $8.2176 per share and prefunded warrants to purchase 9,049 common shares at a price of $8.2136 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the six months ended June 30, 2024, the Company issued 9,049 common shares pursuant the exercise of above prefunded warrants.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, the Company announced closing of registered direct offering with the issuance of 9,197 common shares at a purchase price of $6.7488 per share and prefunded warrants to purchase 9,325 common shares at a price of $6.7448 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the six months ended June 30, 2024, the Company issued 9,325 common shares pursuant the exercise of above prefunded warrants.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the six months ended June 30, 2024, the Company had the following share capital transactions (continued):

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, the Company announced closing of underwritten public offering with the issuance of 77,186 common shares at a purchase price of $4.868 per share and prefunded warrants to purchase 1,246,805 common shares at a price of $4.864 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the six months ended June 30, 2024, the Company issued 1,246,805 common shares pursuant the exercise of above prefunded warrants.

(v)	On April 26, 2024, the Company cancelled 296,875 common shares with a fair value of $1,445,188.

(vi)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, the Company announced the 1st closing of registered direct offering with the issuance of 62,285 common shares at a purchase price of $4.124 per share and prefunded warrants to purchase 543,923 common shares at a price of $4.120 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the six months ended June 30, 2024, the Company issued 543,923 common shares pursuant the exercise of above prefunded warrants.

(vii)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, the Company announced the 2nd closing of registered direct offering with the issuance of 62,285 common shares at a purchase price of $4.124 per share, and prefunded warrants to purchase 301,440 common shares at a price of $4.120 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the six months ended June 30, 2024, the Company issued 301,440 common shares pursuant the exercise of above prefunded warrants.

(viii)	On May 24, 2024, the Company issued 376,570 common shares at a fair value of $1,547,703 on the RSUs granted to consultants of the Company to settle up consulting fees amounting to $900,000. As a result of the settlement, the Company recognized a loss on debt settlement of $647,703 in the consolidated statements of loss and comprehensive loss.

(ix)	In connection with the closed direct offerings and underwriting public offering completed during the six months ended June 30, 2024, the Company incurred share issuance costs of $584,914.

During the year ended December 31, 2023, the Company had the following share capital transactions:

(i)	On January 26, 2023, the Company issued 10,526 common shares at a fair value of $774,736 on the RSUs granted in accordance with the Company’s ESOP.

(ii)	On May 2, 2023, the Company issued 15,931 common shares at a fair value of $707,352 on the RSUs granted in accordance with the Company’s ESOP, of which 11,899 of these common shares with a fair value of $528,315 were cancelled and returned on June 30, 2023 and recorded on accounts payable.

(iii)	On June 6, 2023, the Company cancelled 515 common shares at a fair value of $200,014 that were issued in August 2022.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2023, the Company had the following share capital transactions (continued):

(iv)	On July 26, 2023, the Company issued 3,518 common shares at a fair value of $86,137 in replacement to the cancelled shares issued to a consultant of the Company on June 30, 2023.

(v)	On August 14, 2023, the Company issued 14,554 common shares at a fair value of $314,384 to Halo Collective Inc. (“Halo”) to settle the principal amount of $328,000 plus accrued interest and overdue fees of $32,960 pursuant to the Note Conversion Agreement entered with Halo Collective Inc. in July 2023, which totaled $360,960 at the time of conversion.

(vi)	On October 11, 2023, the Company issued 21,997 common shares at a fair value of $431,149 pursuant to the terms of the option agreement in relation to the purchase farming land properties (note 9).

(c)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the six months ended June 30, 2024 was 944,167 (2023 – 100,732). The Company did not have any potential dilution during the six months ended June 30, 2024 and 2023.

(d)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, the Company may award up to 20% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On April 22, 2022, the Company granted 6,201 restricted stock units (“RSUs”) to former directors, officers, and employees of the Company, of which service cost of $561,285 was included in general and administrative expenses during the year ended December 31, 2022. Each of the RSUs vest monthly over 36 months beginning April 22, 2022. All of these RSUs were forfeited and wrote-off during the year ended December 31, 2023.

On August 11, 2022, the Company granted 515 restricted stock units (“RSUs”) at a market price of $412 to directors of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest three days following the release of Q2 2022 financials. The fair value of the granted RSUs was estimated to be $212,386. All of these RSUs were forfeited and wrote-off during the year ended December 31, 2023.

On September 21, 2022, the Company granted 2,472 restricted stock units (“RSUs”) in reserve at a market price of $242 to former directors, officers, and consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $598,321. All of these RSUs in reserve were forfeited and wrote-off during the year ended December 31, 2023.

On September 22, 2022, the Company granted 750 restricted stock units (“RSUs”) in reserve at a market price of $224 to a former officer of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $168,000. All of these RSUs in reserve were forfeited and wrote-off during the year ended December 31, 2023.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(d)	Restricted stock units (continued)

On January 24, 2023, the Company granted 10,526 restricted stock units (“RSUs”) at a market price of $73.60 to consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $774,736. 10,526 of the granted RSUs were exercised during the year ended December 31, 2023.

On May 2, 2023, the Company granted 15,931 restricted stock units (“RSUs”) at a market price of $44.40 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. 15,931 of the granted RSUs were initially exercised however 11,899 RSUs were cancelled due to RSU room restrictions. The fair value of the remaining granted RSUs was estimated to be $179,037.

On July 26, 2023, the Company granted 3,518 restricted stock units (“RSUs”) at a market price of $24.48 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $86,137. 3,518 of the granted RSUs were exercised during the year ended December 31, 2023.

On May 24, 2024, the Company granted 376,570 restricted stock units (“RSUs”) at a market price of $4.11 to consultants of the Company to settle consulting payables of $900,000. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,547,703. 376,570 of the granted RSUs were exercised during the six months ended June 30, 2024.

A summary of the Company’s outstanding RSUs as at June 30, 2024 are as follows:

Number of RSUs
Balance, December 31, 2022	9,939
Granted	29,976
Exercised	(18,077)
Forfeited/Cancelled	(21,838)
Balance, December 31, 2023	–
Granted	376,570
Exercised	(376,570)
Balance, June 30, 2024	–

During the six months ended June 30, 2024, the Company recorded $389,945 (2023 – $1,695,753) of expenses related to the RSUs as consulting and accounting fees.

16.	Related Party Transactions

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000 (the “Halo Note”). The Halo Note bears an interest rate of 7% per annum and has matured on June 25, 2023. If the amount payable is due, whether at stated maturity, by acceleration or otherwise, the overdue amount shall bear and accrue an interest rate of 1.25%. On July 25, 2023, the Company and Halo entered into a Note Conversion Agreement to convert and settle $360,960 of the total remaining outstanding balance, including accrued interest, under the Halo Note into 14,555 common shares of the Company at $24.80 per share (note 15).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment.

During the six months ended June 30, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. In addition, the Company also made partial repayments amounting to $465,297. The Company recorded interest expense of $36,259 (2023 – $125,013) from these loans during the six months ended June 30, 2024. As of June 30, 2024, the outstanding balance, including accrued interest was $1,010,892 (December 31, 2023 – $1,420,963).

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the six months ended June 30,	2024	2023
Key Management Remuneration	$206,120	$299,382
Stock-based compensation	–	–
	$206,120	$299,382

The Key Management remuneration is included in Personnel Expenses in the Statement of Operations.

As of June 30, 2024, the Company has balances payable to related parties of $1,259,928 (December 31, 2023 – $2,255,522) as below:

a.	Included within accounts payable and accrued liabilities at June 30, 2024 is remuneration payable to key management totaling $193,272 (December 31, 2023 – $889,367), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$15,979 owing to J Dhaliwal (December 31, 2023 – $99,501);

ii.	$2,303 owing to G Deol (December 31, 2023 – $nil);

iii.	$24,018 owing to K Field (December 31, 2023 – $81,384);

iv.	$120,731 owing to D Jenkins (December 31, 2023 – $81,384); and

v.	$17,587 owing to C Cooper (December 31, 2023 – $nil).

●	former directors and officers:

i.	$nil owing to H Singh (December 31, 2023 – $81,384);

ii.	$nil owing to K. Sidhu (December 31, 2023 – $375,445);

iii.	$12,654 owing to T Scott (December 31, 2023 – $85,733); and

iv.	$nil owing to Y. Liang (December 31, 2023 – $28,196).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

b.	The former director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. During the six months ended June 30, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024. As of June 30, 2024, the loan balance including accrued interest was $nil (December 31, 2023 – $46,811).

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. During the six months ended June 30, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024. As of June 30, 2024, the loan balance was $nil (December 31, 2023 – $49,664).

iii.	On January 23, 2023, the Company entered into an independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development and strategic matters to the Company for $550,000. The payment for the services was settled by the issuance of 7,237 RSU converted to 7,237 common shares of the Company to Mr. Sidhu in January 2023.

iv.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 4,032 RSUs converted to 4,032 common shares in May 2023 and 3,518 RSUs converted to 3,518 common shares in July 2023. As of December 31, 2023, the balance of the payment is $350,395, and is recorded under due to related parties’ account. During the six months ended June 30, 2024, the Company paid this payable in full as part of the debt settlement entered in April 2024.

v.	On April 4, 2024, the Company entered into debt settlement agreement with Mr. Sidhu to settle up all amounts owing of $487,295, which includes outstanding loans and other consulting payables. Pursuant to the agreement, Mr. Sidhu agreed to accept $136,757 in full settlement of the outstanding debt. On April 10, 2024, the Company paid the agreed amounts and recognized a gain on debt settlement of $380,538 in the consolidated statements of loss and comprehensive loss.

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of June 30, 2024, the loan balance including accrued interest of $20,279 (December 31, 2023 – $19,306) remains outstanding.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of June 30, 2024, the loan balance including accrued interest of $2,492 (December 31, 2023 – $2,369) remains outstanding.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of June 30, 2024, the loan balance including accrued interest of $32,993 (December 31, 2023 – $31,346) remains outstanding.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

d.	The Company has the following loans transactions with Halo, a company controlled by Katharyn Field, the executive director and interim CEO of the Akanda:

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000. The note bears an interest rate of 7% per annum and matured on June 25, 2023. During the year ended December 31, 2023, the Company entered into a note conversion agreement and settled this loan through the issuance of 14,555 common shares (note 15).

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment.

During the six months ended June 30, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. In addition, the Company also made partial repayments amounting to $465,297. The Company recorded interest expense of $36,259 (2023 – $125,013) from these loans during the six months ended June 30, 2024. As of June 30, 2024, the outstanding balance, including accrued interest was $1,010,892 (December 31, 2023 – $1,420,963).

e.	On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000. The Company has paid the amount in full on April 25, 2024. During the six months ended June 30, 2024, the Company recognized a gain on debt settlement of $49,009 in the consolidated statements of loss and comprehensive loss.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17.	Financial Instruments

Determination of Fair Values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Financial Instruments (continued)

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at June 30, 2024 and December 31, 2023:

		June 30, 2024		December 31, 2023
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets		$	$	$	$
Financial assets measured at amortised cost:
Cash and cash held in trust	1	6,031,982	6,031,982	93,875	93,875
Trade and other receivables	2	311,721	311,721	284,513	284,513
Loan receivable	2	589,866	589,866	593,232	593,232

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	3,760,979	3,760,979	6,014,572	6,014,572
Loans and borrowings	2	354,586	354,586	3,863,454	3,863,454
Holdback payable	2	–	–	400,000	400,000
Lease liabilities	2	19,831	19,831	135,337	135,337
Due to related parties	2	1,259,928	1,259,928	2,255,522	2,255,522

18.	Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)	Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at (expressed in GBP)	June 30, 2024	December 31, 2023
Financial assets
Cash and cash held in trust	£33,922	£20,087
Trade and other receivables	240,055	104,753
Loan receivable	466,500	466,000
	£740,477	£590,840
Financial liabilities
Trade and other payables	£829,747	£998,092
Loans and borrowings	–	36,771
	£829,747	£1,034,863

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Risks Arising from Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

As at (expressed in EUR)	June 30, 2024	December 31, 2023
Financial assets
Cash	€12,504	€46,202
Trade and other receivables	7,638	136,963
	€20,142	€183,165
Financial liabilities
Trade and other payables	€439,797	€2,171,878
Loans and borrowings	124,890	3,225,389
	€564,687	€5,397,267

As at (expressed in CAD)	June 30, 2024	December 31, 2023
Financial assets
Cash	$8,174,646	$22,949
	$8,174,646	$22,949
Financial liabilities
Trade and other payables	$3,085,540	$3,356,916
Due to related party	1,703,100	2,744,510
Holdback payable	–	511,238
Lease liabilities	27,128	179,412
Loans and borrowings	299,917	340,469
	$5,115,685	$7,132,545

Based on the above net exposures as at June 30, 2024, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $4,000 (December 31, 2023 – $17,000), EUR – $25,000 (December 31, 2023 – $236,000) and CAD – $112,000 (December 31, 2023 – $268,000).

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

At June 30, 2024, the Company was subject to a concentration of credit risk related to its accounts receivable as 91% (December 31, 2023 – 81% from four customers) of the balance of amounts owing is from five customers. The Company did not record any bad debt expense during the six months ended June 30, 2024 and 2023. As at June 30, 2024 and December 31, 2023, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Risks Arising from Financial Instruments and Risk Management (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating year.

19.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the six months ended June 30, 2024 and the year ended December 31, 2023.

20.	Segmented Information

The Company has three reportable segments: Cultivation, Distribution & Corporate. Cultivating activities which comprise the “cultivation” segment is made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal up until the sale completion in March 2024 (refer to note 5). Distributing activities relate to the distribution of medical cannabis by Canmart Ltd in the United Kingdom. Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of material accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal (up until the sale of subsidiary described in note 5) which fall under the cultivation segment were focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom, which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information (continued)

Set out below is information about the assets and liabilities as at June 30, 2024 and December 31, 2023 and profit or loss from each segment for the six months ended June 30, 2024 and 2023:

	As at June 30, 2024
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$18,335	$1,014,239	$8,932,887	$9,965,461
Reportable segment liabilities	607,727	1,046,486	3,741,111	5,395,324

	As at December 31, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$7,421,320	$831,714	$586,959	$8,839,993
Reportable segment liabilities	5,949,793	1,314,705	5,404,387	12,668,885

	For the six months ended June 30, 2024
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$–	$477,006	$–	$477,006
Other income (expense)	(1,719,375)	267,684	1,664,027	212,336
Finance income	–	25	–	25
Finance expense	–	(18,829)	(62,192)	(81,021)
Depreciation & amortization	–	1,949	102,051	104,000
Discontinued operations	(461,405)	–	–	(461,405)
Reportable segment income (loss)	(683,722)	55,823	(2,054,991)	(2,682,890)

	For the six months ended June 30, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$–	$128,741	$–	$128,741
Other expense	–	8,974	51,661	60,635
Finance income	–	20	–	20
Finance expense	–	(8,033)	(40,809)	(48,842)
Depreciation & amortization	–	1,898	102,840	104,738
Discontinued operations	(3,221,494)	–	–	(3,221,494)
Reportable segment loss	(3,223,676)	(337,238)	(2,316,968)	(5,877,882)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the six months ended June 30, 2024 and 2023, and assets and liabilities as at June 30, 2024 and December 31, 2023:

	For the six months ended June 30, 2024
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$–	$477,006	$–	$477,006
Elimination of inter segment revenue	–	–	–	–
Total revenue	$–	$477,006	$–	$477,006

	For the six months ended June 30, 2023
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$–	$128,741	$–	$128,741
Elimination of inter segment revenue	–	–	–	–
Total revenue	$–	$128,741	$–	$128,741

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information (continued)

	For the six months ended June 30, 2024
Loss	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(222,317)	$55,823	$(2,054,991)	$(2,221,485)
Total loss on discontinued operations	(461,405)	–	–	(461,405)
Elimination of inter segment profit or loss	–	–	–	–
Loss before income tax expense	$(683,722)	$55,823	$(2,054,991)	$(2,682,890)

	For the six months ended June 30, 2023
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(2,182)	$(337,238)	$(2,316,968)	$(2,656,388)
Total loss on discontinued operations	(3,221,494)	–	–	(3,221,494)
Elimination of inter segment profit or loss	–	–	–	–
Income (Loss) before income tax expense	$(3,223,676)	$(337,238)	$(2,316,968)	$(5,877,882)

	As at June 30, 2024
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$18,335	$20,145,239	$58,344,093	$78,507,667
Elimination of inter segment assets	–	(19,131,000)	(49,411,206)	(68,542,206)
Segments’ assets	$18,335	$1,014,239	$8,932,887	$9,965,461

	As at December 31, 2023
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$7,421,320	$19,962,714	$13,716,171	$41,100,205
Elimination of inter segment assets	–	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$7,421,320	$831,714	$586,959	$8,839,993

	As at June 30, 2024
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$1,396,768	$31,144,975	$11,099,951	$43,641,694
Elimination of inter segment liabilities	(789,041)	(30,098,489)	(7,358,840)	(38,246,370)
Entity’s liabilities	$607,727	$1,046,486	$3,741,111	$5,395,324

	As at December 31, 2023
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$16,163,821	$31,223,085	$(25,505,597)	$21,881,309
Elimination of inter segment liabilities	(10,214,029)	(29,908,380)	30,909,985	(9,212,424)
Entity’s liabilities	$5,949,792	$1,314,705	$5,404,388	$12,668,885

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Insolvency Proceedings

In July 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was recently terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda intends to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and will pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intends to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation. In addition, Akanda will seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs, in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation. Finally, Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022.

At the date of these consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing.

22.	Contingencies

On October 20, 2022, Louisa Mojela filed a claim against Canmart and the Company for wrongful termination of her Service Agreement. The claimant sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by the Claimant including a loan of US $6,849,935.69 (The loan we cited in the proceedings was $3m USD) Akanda advanced to Bophelo. On 31 January 2023, Mojela applied for summary judgment in respect of some but not all of these amounts. On October 30, 2023, Mojela’s entire application for summary judgment failed. On January 15, 2024, a Consequentials hearing was held at which the High Court subsequently awarded Akanda and Canmart £60,000 for legal costs. On 5 February 2024, Mojela sought permission to appeal of the summary judgment decision but her application for permission to appeal was refused on 11 April 2024. On 17 April, Mojela applied for a hearing to renew her application to appeal. In the meanwhile, proceedings are stayed as parties await the results of this hearing.

On April 29, 2023, Trevor Scott, former CFO of the Company, issued a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. The final hearing conflicts with Mojela’s Consequentials hearing and thus the Company has applied to postpone it. During the year ended December 31, 2023, the parties entered into an agreement to settle this dispute for a sum if £67,392 to be paid in installment, which is currently recorded under due to related parties account (note 16). As of June 30, 2024, the remaining balance owing to Trevor Scott was £10,000.

On May 12, 2023, Tejinder Virk, former CEO of the Company, issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22 net. The claim has been denied in its entirely. Witness statements were exchanged on 30 April 2024 and the Tribunal hearing is scheduled to take place by video between 8-10, 13-17 and 20 – 22 May 2024. On May 10, 2024, the Company entered into a settlement agreement with Tejinder Virk to settle the claims for a sum of £30,000 to be paid in installment. During the six months ended June 30, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $25,703 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Contingencies (continued)

On May 15, 2023, Vidya Iyer, the Company’s former SVP of Finance issued a claim for amounts owing under her employment agreement totaling £151,774. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. Final hearing by video is slated between April 3, 2024 to April 5, 2024. Claimant updated her schedule of loss on December 19, 2023. Documents to be exchanged by January 8, 2024 with bundle to be produced by January 29, 2024. Witness statements to be exchanged by March 18, 2024. On March 27, 2024, the Company entered into a settlement agreement with Vidya Iyer to settle the claims for a sum of £30,000 to be paid in installment. During the six months ended June 30, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $146,223 in the consolidated statements of loss and comprehensive loss.

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself. On February 23, 2024, Mr. Bhushan filed a Notice of Civil Claim in the Supreme Court of British Columbia against Akanda alleging constructive dismissal and claiming severance pay, general damages, aggravated and punitive damages, and allegedly unpaid salary and bonus. He also seeks special costs. Mr. Bhushan has named Akanda directors Jatinder Dhaliwal, Katharyn Field, David Jenkins, and Harvinder Singh as defendants, whom he alleges are personally liable for unpaid wages. The Company and the other defendants filed their Response to Civil Claim on May 2, 2024. The Company denies all liability and takes the position that Mr. Bhushan was terminated for just cause. The Company also disputes the amounts claimed, and denies that Akanda and Halo are a common employer. The proceeding is at the discovery stage.

23.	Subsequent Events

On July 2, 2024, the Company paid partial payment of CAD959,926 ($699,826) to outstanding Halo loans.

On September 5, 2024, Health Canada approved a hemp license for Akanda’s subsidiary, 1468243 B.C. Ltd. As a result, Akanda was required to pay an additional $750,000 to the seller within ten business days of the milestone event and made the payment on September 16, 2024. To date, the Company have not yet cultivated any product from this land.

On September 17, 2024, the Company fully paid the remaining loan balance owing to Halo.

On October 3, 2024, pursuant to an underwriting a greement entered with Univest Securities, LLC (“Univest”) as the underwriter on October 2, 2024, the Company announced closing of underwritten public offering with the issuance of 258,940 common shares at a purchase price of $1.00 per share and 1,241,060 prefunded warrants to purchase 1,241,060 common shares at a price of $0.0001 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.0001 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant.

Pursuant to the underwriting agreement, Univest received a cash fee of $37,500, representing an underwriting discount equal to 2.5% per common share (or pre-funded warrant in lieu thereof), and including a reimbursement of $28,000 in fees and expenses (including legal fees).